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EXHIBIT 4.2
                                                   For 6:30 a.m. Release

       Lowe's Companies, Inc. Reports August 1998 Sales Up 19.5%
                And Renews Shareholder Rights Plan

North Wilkesboro, NC, September 3 -- Lowe's Companies, Inc. (NYSE: LOW) announced that for the four-week period ended August 28, 1998, sales increased 19.5% to $924.5 million from $773.6 million in the comparable period a year ago. The Company's comparable store sales for August 1998 increased 4.0%. Large stores (those larger than 80,000 square feet) had a comparable store sales increase of 4.9% in the month.

During the month, the Company opened two stores, relocated three stores and opened one Contractor Yard. As of August 31, 1998, Lowe's operated 460 stores in 26 states.

The Company also announced that its Board of Directors has renewed the Company's Shareholder Rights Plan, effective at the close of business September 9, 1998. The Shareholder Rights Plan will replace the
Company's existing Plan, which was adopted in 1988 and expires September
9, 1998.

Rights under the Plan will be evidenced initially by each share of the Company's common stock. Rights will be triggered after a person or group acquires beneficial ownership of 15% or more of the common stock without prior approval of the Company's Board of Directors. The rights will expire on September 9, 2008.

Lowe's Companies, Inc. is the second largest retailer of home improvement products in the world with specific emphasis on do-it-yourself retail and commercial business customers. Lowe's was recently ranked in Fortune magazine's inaugural list of "The 100 Best Companies to Work For in America" and currently employs more than 65,000 people.

Shareholders' and Security Analysts' Inquiries:
Robert A. Niblock, Vice President and Treasurer             336-658-4860
Carson Anderson, Manager - Investor Relations               336-658-4385

Media Inquiries:
Brian Peace, Director - Public Relations                    336-658-4170